                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May, 2004
Commission File Number:  000-29944

                             INFOWAVE SOFTWARE INC.
                 (Translation of registrant's name into English)

  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                   ---      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- ________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Infowave Software Inc.


Date: May 17, 2004
                                       By: /s/ George Reznik
                                           -----------------------------
                                           Name: George Reznik
                                           Title: CFO

                             INFOWAVE SOFTWARE, INC.
                              INDEX to the FORM 6-K
                       For the Three Months March 31, 2004

PART I.                                            FINANCIAL INFORMATION

Financial Statements

a)  Consolidated Balance Sheets
    March 31, 2004 and December 31, 2003..............................................................1
b)  Consolidated Statements of Operations and Deficit
    For the three months ended March 31, 2004 and 2003................................................2
c)  Consolidated Statements of Cash Flows
    For the three months ended March 31, 2004 and 2003................................................3
d)  Notes to Consolidated Financial Statements........................................................4

Management's Discussion and Analysis of Financial
    Condition and Results of Operations..............................................................13
Quantitative and Qualitative Disclosures About Market Risk...........................................22

PART II.  OTHER INFORMATION

Legal Proceedings....................................................................................23
Changes in Securities and Use of Proceeds............................................................23
Commitments..........................................................................................25

PART I.                      FINANCIAL INFORMATION
                              Financial Statements


                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

                                                                  MARCH 31,      DECEMBER 31,
                                                                    2004            2003
                                                                ------------    ------------
                                                                (Unaudited)      (Restated -
                                                                                    note 4)
ASSETS
Current Assets:
     Cash and cash equivalents                                  $  8,111,283    $  4,911,605
     Short term investments                                               --         227,393
     Accounts receivable                                           1,662,019         331,202
     TPC receivable (note 5)                                         789,802         798,038
     Prepaid expenses and deposits                                   396,916         334,534
                                                                ------------    ------------
                                                                  10,960,020       6,602,772

Fixed assets                                                         519,698         526,330

Intellectual property assets held for sale                         1,005,097       1,018,681

Goodwill  (note 6)                                                 3,001,081              --

Intangible and other assets  (note 7)                              5,656,531       1,787,566
                                                                ------------    ------------
                                                                $ 21,142,427    $  9,935,349
                                                                ============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accrued liabilities                   $  2,521,556    $  1,333,064
     Deferred revenue                                                664,075         284,800
                                                                ------------    ------------
                                                                   3,185,631       1,617,864

     Long-term liabilities                                           216,038         218,292

Shareholders' equity
     Share capital
         Authorized: Unlimited voting common shares
             without par value (notes 6 & 8b )
         Issued: 222,939,912  (December 31,2003: 148,369,989)     78,808,830      65,759,745
     Additional paid in capital                                       15,941          15,941
     Contributed surplus (notes 4 & 6 )                              560,855         273,343
     Deferred compensation expense (note 6)                         (522,601)             --
     Other equity instruments (note 8c)                            3,259,039       2,150,511
     Deficit                                                     (64,656,367)    (60,432,550)
     Cumulative translation account                                  275,061         332,203
                                                                ------------    ------------
                                                                  17,740,758       8,099,193
                                                                ------------    ------------
                                                                $ 21,142,427    $  9,935,349
                                                                ============    ============



Subsequent event (note 6)

See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (expressed in U.S. dollars)


                                                       Three months ended
                                               ----------------------------------
                                               March 31, 2004     March 31, 2003
                                                 (Unaudited)     (Unaudited and
                                                                restated - note 4)
                                               ---------------  -----------------
Sales                                           $   1,273,682    $     411,856

Cost of sales                                         567,519           56,839
                                                -------------    -------------
                                                      706,163          355,017
                                                -------------    -------------

Expenses:
         Research and development                   1,060,791          507,011
         Sales and marketing                          971,053          368,791
         Administration                               984,902          328,952
         Restructuring (note 12)                      225,746               --
         Depreciation and amortization                657,532          108,310
                                                -------------    -------------
                                                    3,900,024        1,313,064
                                                -------------    -------------

Operating loss                                      3,193,861          958,047

Other expenses (income)
         Interest and other income (note 8c)        1,082,501          (14,787)
         Foreign Exchange                              19,763           53,090
                                                -------------    -------------
Loss before non-controlling interest                4,296,125          996,350

Non-controlling interest  (Note 6)                    (72,308)              --
                                                -------------    -------------
Net loss for the period                             4,223,817          996,350

Deficit, beginning of period                       60,432,550       54,423,961
                                                -------------    -------------

Deficit, end of period                          $  64,656,367    $  55,420,311
                                                -------------    -------------
Net loss per share                              $        0.02    $        0.01
                                                -------------    -------------
Weighted average number of shares outstanding     189,087,576       66,627,800
                                                =============    =============

See accompanying notes to interim consolidated financial statements

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (expressed in U.S. dollars)


                                                              Three months ended
                                                      -------------------------------
                                                       March 31,       March 31,
                                                         2004            2003
                                                      -----------  ------------------
                                                      (Unaudited)   (Unaudited and
                                                                   restated - note 4)
                                                      -----------  ------------------
Cash flows from operations:
     Net loss for the period                          $(4,223,817)   $  (996,350)
     Items not involving cash:
         Depreciation and amortization                    657,532        108,310
         Stock-based compensation                         355,746         40,890
         Non-controlling interest                         (72,308)            --
         Non-cash interest and financing costs
           (note 8c)                                    1,101,379             --
     Changes in non-cash operating working capital:
         Short term investments                                --         22,542
         Accounts receivable                           (1,094,560)        (2,938)
         Prepaid expenses and deposits                     75,880         76,720
         Accounts payable and accrued liabilities         198,550        227,254
         Deferred revenue                                 226,509        (90,769)
                                                      -----------    -----------
                                                       (2,775,089)      (614,341)

Cash flows from investing activities:
     Redemption of short-term investments, net            223,322             --
     Purchase of fixed assets                              (6,749)       (81,888)
     Acquisition costs, net of cash acquired              145,542             --
                                                      -----------    -----------
                                                          362,115        (81,888)

Cash flows from financing activities:
     Issuance of shares and warrants for cash,
       net of issue costs                               5,630,811         25,603

Foreign exchange gain (loss) on cash and cash
   equivalents held in a foreign currency                 (18,159)       179,383
                                                      -----------    -----------
Increase (decrease) in cash and cash equivalents        3,199,678       (491,243)

Cash and cash equivalents, beginning of quarter         4,911,605      2,755,929
                                                      -----------    -----------
Cash and cash equivalents, end of quarter             $ 8,111,283    $ 2,264,686
                                                      ===========    ===========



See accompanying notes to interim consolidated financial statements

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at March 31, 2004 and for all periods presented, have been included. Interim results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any other interim period.

The unaudited consolidated balance sheets, statements of operations and deficit and statements of cash flows include the accounts of the Company, Telispark (of which it owns 75.9% as of March 31, 2004) and its wholly owned subsidiary, Infowave USA Inc. Telispark has the US$ as its functional currency. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31, 2003. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003.

2. CONTINUING OPERATIONS


These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month period ended March 31, 2004 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of external financing arrangements.

Together with estimated revenue, the exercise of options and warrants and the recent equity financings in March 2004 of approximately $5.7 million, management believes that existing working capital is sufficient to meet the Company's projected working capital and cash requirements for the remainder of 2004. However, unanticipated costs and expenses or lower than anticipated revenues could necessitate additional financing or reductions in expenditures which may include further restructuring of the Company. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

3. SIGNIFICANT ACCOUNTING POLICIES


These interim financial statements follow the same accounting policies and methods of application as described in Note 2 to our Annual Consolidated Financial Statements, except as described in note 4.


4. CHANGE IN ACCOUNTING POLICY

Beginning in 2004, the Company adopted, on a retroactive basis, the provisions of Handbook Section 3870 which requires that all stock-based compensation be recognized at its fair value. In accordance with the provisions of this section, the Company has accounted retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. Options granted to non-employees since January 1, 2002 had previously been accounted for on a fair value basis. This method requires the Company to expense the fair value of the employee options granted or modified during a period.

Prior to the adoption of the new standard, the Company used the intrinsic value method of accounting for employee stock-based compensation. No compensation expense for options issued to its employees was recognized. In accordance with the transition provisions of Section 3870, this change in accounting policy has been applied retroactively and the amounts presented for prior periods have been restated for this change. The effect of this change is to increase net loss for the three months ended March 31 by $69,046 in 2004 and $40,890 in 2003. Opening deficit for 2004 was increased by $332,777 reflecting the cumulative effect of the change in accounting policy. The impact of this restatement on the March 31, 2004 consolidated financial statements is as follows:


                                                         Adjustment for
                                       As previously       stock-based
                                          Reported        compensation       Restated
                                       -------------     ---------------    -----------
As at December 31, 2003
   Deficit                              (60,099,773)         (332,777)      (60,432,550)
   Share Capital                         65,700,311            59,434        65,759,745
   Contributed Surplus                           --           273,343           273,343

Three months ended March 31, 2003:
   Research and Development                 489,803            17,208           507,011
   Sales and Marketing                      356,274            12,517           368,791
   Administration                           317,787            11,165           328,952
   Net loss for the period                  955,460            40,890           996,350
   Net loss per share                   $      0.01                --       $      0.01

See also note 8(e)

5. TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE


On December 9, 2003, Infowave announced that it had received a $5.6 million (Cdn$7.3 million) investment commitment from Technology Partnerships Canada ("TPC") to support research and development in wireless networking. This investment is part of a $20.5 million (Cdn$26.5 million) project by Infowave to develop a software platform for secure wireless networking through mobile devices. This investment will be provided to Infowave over time and is based on a contribution equal to 27.5% of eligible costs. Infowave has agreed to pay a royalty on gross sales and, subject to regulatory approval, will issue to TPC $1.5 million

(Cdn$2 million) worth of five-year common share purchase warrants on or after October 1, 2005 with an exercise price equal to the then current value of the common shares.

As a result of this financial obligation, the fair value of the warrants of Cdn$2 million will be recognized through amortization and expensed to offset the funding benefit recognized, based on the proportion that the amount received from TPC funding relative to the total funding approved. No amount has been amortized during the three months ended March 31, 2004 as no funding benefit was recognized during the period. At March 31, 2004, $216,038 continued to be recorded as a long-term liability as the Company's cumulative obligation to issue the warrants in the future.

Infowave engaged a third party consultant to assist in the preparation of the TPC funding application and incurred and accrued for expenses totaling $113,713 during the year ended December 31, 2003. During the quarter ended March 31, 2004, the agreement with the third party consultant was cancelled and the Company was released from any financial obligations relating to its agreement with the consultant. As a result, the accrued expenses were reversed and credited against Research and Development expenses during the three months ending March 31, 2004.

On April 13, 2004, the Company announced that it has been advised by TPC that it is withholding payments on funding claims submitted to date by the Company until the completion of an audit currently underway as to the contract award process. The Company understands that this audit is part of several reviews of contract awards made by TPC to a number of companies. The Company has not recorded any TPC benefit during the three months ended March 31, 2004, and has ceased the recording of any such benefit until the audit is completed. Based on the outcome of the audit, there can be no assurance that the claims filed with TPC recorded in the financial statements as a receivable at December 31, 2003 and March 31, 2004 will be collected in full. To date the Company has not been including the funds available under the grant in its budgeting process.


6. ACQUISITIONS

On January 7, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of, and will ultimately acquire all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications (EMA) software solutions based in Arlington, Virginia, USA.

Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of all of the issued and outstanding common shares of Telispark in two tranches. Infowave has completed the initial purchase of 75.9% of Telispark shares pursuant to a Stock Purchase Agreement. As such, the Company has included 75.9% of the earnings of Telispark beginning January 8, 2004 with the remaining 24.1% being allocated to the non-controlling interest. As well, intangible assets and goodwill are recorded at 75.9% of the total fair value, to reflect that only initial purchase was completed by March 31, 2004.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

Infowave acquired the remaining 24.1% of Telispark common shares on April 2, 2004 by issuing an additional 11,122,136 common shares upon obtaining shareholders approval on March 30, 2004. Infowave also issued replacement employee stock options to Telispark which will be exerciseable into 1,901,865 common shares of the Company.

The transaction has been accounted for as a business combination by using the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and the allocation of the purchase price for the acquisition. The fair value of the consideration issued has been initially assigned as follows, as determined through an independent valuation and management's estimates as of January 7, 2004.




     Intangible assets:
     Intellectual property                                                                      $    4,592,956
     Patents                                                                                            37,954
     Customer relationship                                                                              18,515
                                                                                                --------------
                                                                                                     4,649,425
     Deferred compensation                                                                             809,466

     Current assets                                                                                    659,182
     Fixed assets                                                                                       85,664
     Current liabilities                                                                              (511,420)
     Goodwill                                                                                        3,001,081
                                                                                                --------------
                                                                                                     8,693,398
                                                                                                --------------

     Consideration at fair value:
     Common shares                                                                              $    6,801,703
     Employee stock options assumed                                                                    264,091
     Severance costs                                                                                   669,592
     Transaction costs                                                                                 958,012
                                                                                                --------------
     Purchase price                                                                             $    8,693,398
                                                                                                --------------

     The fair value of the Infowave common shares issued to effect the acquisition has been determined using an average market price of $0.19 per common share based on the average closing price of the stock on the Toronto Stock Exchange, as Infowave considers itself to trade in an active and liquid market, for the four days leading up to and including the date of consummation, being one day prior to the announcement date of January 8, 2004.

     The fair value of the 1,901,865 common stock options granted by Infowave to employees of Telispark of $264,091 was determined using a Black-Scholes model and the following assumptions: volatility of 135%, risk-free interest rate of 2.3%, term to expiry of 3 years, exercise price of $0.11, and a fair value of the underlying common stock on the date of grant equal to $0.1941 per share.

     Severance costs in connection with post-acquisition restructuring for Telispark employees totaled $669,592 of which $398,500 was settled through the issuance of 1,973,653 shares of Infowave common stock.

     Transaction costs represent legal and professional fees incurred in the acquisition.

     Of the $809,466 related to deferred compensation, approximately $290,000 was amortized and recognized as part of the stock-based compensation in the three months ended March 31, 2004.

     Since there is only one reporting unit identified in the Company, that being Infowave Software Inc., 100% of the goodwill attributable to the Telispark acquisition will assigned to this unit.

     The difference in the value of intangible assets acquired at the date of acquisition and March 31, 2004 is due to foreign exchange.

     The following table presents unaudited pro forma results of operations for the three months ended March 31, 2003 as if the acquisition of Telispark had occurred on January 1, 2003. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

                                                                                                  March 31, 2003
                                                                                                  --------------
     Revenue                                                                                        $1,633,529
     Loss for the period                                                                             2,455,318
                                                                                                    ----------
     Loss per share                                                                                 $     0.02


     7. INTANGIBLE ASSETS

     Intangible assets as of March 31, 2004 comprise of the following from the acquisitions of HiddenMind and Telispark (note 6):

                                                                                 Accumulated
                                                                                 amortization
                                                                                     and           Net book
                                                                   Cost           write-down         value
                                                              -------------     -------------    -------------
     Intellectual property                                    $   6,754,039     $   1,365,042    $   5,388,997
     Employment contracts                                           313,050           141,681          171,369
     Patents                                                         91,520            27,410           64,110
     Customer relationship                                           45,760            13,705           32,055
                                                              -------------     -------------    -------------
                                                              $   7,204,369     $   1,547,838    $   5,656,531
                                                              =============     =============    =============


     The intangible assets are being amortized over three years on a straight-line basis.

     8. SHAREHOLDERS' EQUITY


Authorized:

Unlimited voting common shares without par value


(a)      Issued:

                                                                   Number
                                                                  of shares          Amount
                                                                 -----------      -----------
         Outstanding, December 31, 2003                          148,369,989      $65,700,311
         HB 3870 Restatement-Prior periods  (note 4)                      --           59,434
                                                                 -----------      -----------
         Outstanding, December 31, 2003 (restated)               148,369,989       65,759,745

         Exercise of options                                         631,697          148,150
         Exercise of warrants                                        996,576          164,222
         Exercise of agent warrants                                  912,736          148,868
         Shares issued for professional services                     824,364          150,000
         Shares issued on the acquisition of Telispark            35,042,261        6,801,703
         Shares issued for cash in a private placement to
             a shareholder                                         5,956,818        1,000,000
         Shares issued for cash in a brokered private
             Placement, net of issue costs                        28,231,818        4,237,642
         Shares issued to Telispark employees for severance        1,973,653          398,500
                                                                 -----------      -----------
         Outstanding, March 31,2004                              222,939,912      $78,808,830
                                                                 ===========      ===========

(b)  Private Placement

     On March 11, 2004, the Company completed the issuance of a brokered private placement of 27,931,818 units for gross proceeds of $4.7 million (Cdn$6.1 million). Agents' commission and financing fees totaling $0.4 million (Cdn$0.5 million) and an additional 300,000 units were paid in connection with this private placement.

     In March 2004, the Company entered into an agreement with Gerald Trooien to issue approximately 6 million common shares for $1.0 million (CDN $1.3 million) in a private placement financing. This private placement was subject to shareholder approval. Such approval was obtained on March 30, 2004, and the financing closed on March 31, 2004. The shares issued are subject to a four month hold period.



(c)  Share purchase warrants


     On January 7, 2004 the Company arranged a $3.0 million line of credit facility with Gerald Trooien, a shareholder, as a condition to the acquisition of Telispark. The credit facility has been arranged to give Infowave access to additional working capital to carry out its current objectives. Any amounts borrowed under the credit facility will be repayable on December 31, 2005, together with interest accrued at a Canadian Chartered bank's prime rate plus eight per cent and 18.5 million warrants to purchase Infowave common share for a three year period at a price of $0.16 ($0.21 Cdn$) . If Infowave arranges alternative equity or debt financing within 150 days, the amount available under the credit facility will be reduced by the amount of the additional financing.

     As of March 31, 2004 this credit facility was cancelled due to the Company's equity financing performed during the three month period ended March 31, 2004 in excess of the line of credit facility amount resulting in the fair value of the warrants issued being expensed.

     As consideration for providing the credit facility, Infowave issued Mr. Trooien such warrants entitling him to acquire a minimum 7.5 million common shares having a fair value of $1,108,528 (Cdn$1,451,839) as at date of grant. Each warrant issuable under this arrangement entitles Mr. Trooien to purchase one Infowave common share at a price of $0.16 (Cdn$0.21) for a period of three years. The credit facility and the issuance of warrants were subject to shareholders' approval. Such approval was obtained on March 30, 2004.




(d)  Share purchase options:

     On June 30, 2003, the 2003 Stock Incentive Plan ("2003 Plan") was approved by the shareholders of the Company. The 2003 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("1997 Plan") and supercedes that plan. The 2003 Plan is different from the 1997 Plan in that it permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2003 Plan, up to 2,000,000 common shares were reserved for issuance as stock bonuses. As well, the 2003 Plan also increased the number of common shares available for issuance under stock options by 3,056,654. This brings the aggregate number of common shares, which may be reserved for issuance, to 13,125,333 of which 11,125,333 are reserved for issuance for stock options and 2,000,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

     A summary of the status of the Company's stock option plan as of March 31, 2004 and changes during the periods ended on those dates is presented below:

                                                              March 31, 2004
                                                              --------------
                                                                 Weighted
                                                                 average
                                                                 exercise
                                                               Shares price
                                                              --------------
                                                                 US$ / Cdn$
         Outstanding, at December 31, 2003      10,337,392       $0.72/0.93
         Granted                                 2,483,362        0.13/0.17
         Exercised                                (631,697)       0.13/0.17
         Cancelled                              (1,203,891)       0.68/0.89
                                                ----------       ----------
         Outstanding, at March 31, 2004         10,985,166       $0.78/1.01
                                                ==========       ==========

(e) As at March 31, 2004, the Company had 10,985,166 stock options outstanding with exercise prices ranging from Cdn$0.13 to Cdn$64.50 and 90,842,293 warrants outstanding with exercise prices ranging from Cdn$0.14 to Cdn$1.10. As at March 31, 2004, 6,088,302 stock options were exercisable. Of these instruments, none were included in the diluted per share calculations for the three months ended March 31, 2004 as the Company is in a loss position and such instruments are therefore anti-dilutive.

     The weighted average estimated fair value at the date of grant for options granted during the three months ended March 31, 2004 was Cdn$0.11 per share.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:





                                                                                Three months ended
                                                                                   March 31, 2004
                                                                                ------------------
                Risk-free interest rate                                                   2.47%
                Dividend yield                                                               0%
                Volatility factor                                                           95%
                Weighted average expected life of the options                            3 years
                                                                                         =======

9.   COMPARATIVE FIGURES

     Certain prior period comparatives have been reclassified to confirm to the current period presentation.



10.  LITIGATION


     On September 2003, the Company was made aware that Visto Corporation, a private company based in California, filed complaints alleging patent infringement against Infowave and against Seven Networks, Inc. in the U.S. District Court for the Eastern District of Texas. It claims that Infowave is violating a patent relating to the system and method for synchronizing email. In November 2003, the Company filed a full answer and counterclaim to the claim. The counterclaim against Visto calls for, among other things, a declaratory judgment of non-infringement and invalidity of a Visto patent. The Company intends to continue to vigorously defend this matter and believes that the claim is without merit.



11.  RELATED PARTY TRANSACTIONS


During the three months ended March 31, 2004, the following related party transactions occurred:

During the three months ended March 31, 2004, the Company incurred $30,931 (March 31, 2003-nil) for agency services and leases to a firm that is a significant shareholder of the company, the Company also earned revenues from the firm totaling $334,710 (March 31, 2003-nil) for software, licenses and professional services. As of March 31, 2004, $52,493 had been collected and a balance of $323,247 is still outstanding in the Company's accounts receivable.

12.  RESTRUCTURING COSTS


During the first quarter ended March 31, 2004, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff at its Canadian, USA and UK operations, and related legal and lease termination costs. The numbers of employees terminated were 19 in Canada, 5 in the USA and 4 in the UK. A total restructuring cost of $225,746 was incurred during the three months ended March 31, 2004 which comprised of $175,540 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. The restructuring charges totaling $124,798 have been settled during the three months ended March 31, 2004. The balance of restructuring costs of $100,948 have been accrued as at March 31, 2004 and consist of $50,742 for employee severance, $10,337 for legal and $39,869 for lease termination. These amounts are included in accounts payable and accrued liabilities at March 31, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS


Investors should read the following in conjunction with the unaudited interim consolidated financial statements and notes thereto included in Part I - Item 1 of this Quarterly Report, and the audited financial statements and notes thereto for the year ended December 31, 2003 included in the Corporation's annual report on Form 10-K.

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements included herein and the risk factors listed in the Company's Annual Report for the year ended December 31, 2003.

In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. The reader should not place undue reliance on forward-looking statements.


OVERVIEW

Investors should read the following in conjunction with the financial statements and notes thereto included in Part I of this Quarterly Report.

CORPORATE SUMMARY

Infowave Software, Inc. ("Infowave" or the "Company") is incorporated under the Canada Business Corporations Act. The Company's head office and development facilities are located at The Infowave Building, Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington at Suite 500, 3535 Factoria Blvd. SE, Bellevue, Washington, 98006.

The Company provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers like asset management, field service and mobile e-mail as well as secure, scalable infrastructure software solutions for developing and deploying mobile solutions and infrastructure platforms. The Company sells direct to enterprises and end-users as well as indirectly through channel partners like independent software vendors (ISVs), System Integrators and network operators (carriers).

Infowave's strategy is to become the leading enterprise mobile application (EMA) provider, delivering mobile applications and infrastructure solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

The Company's objective is to become the leading enterprise mobile application
(EMA) provider of wireless infrastructure and EMA software solutions to the enterprise through a two-pronged sales strategy:

     o First, selling mobile software to corporate and enterprise customers alongside strategic technology partners such as HP, Dell, IBM, Indus Internation, MRO Software and wireless carrier partners such as T-Mobile UK, sunrise, Rogers AT&T, HK CSL and TELUS Mobility.

     o Second, selling mobile application solutions to and with Network Operators to assist them in bringing comprehensive wireless data solutions to market.

Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a complete suite of mobile solutions, ranging from the e-mail service of Symmetry, to complete enterprise-grade application suites like Telispark Mobile Enterprise that streamlines and integrates business operations required by mobile workers, such as ERP, Field Service, Supply Chain and Asset Management operations. The Company also offers the Wireless Business Engine(TM), a wireless platform for large corporations that provides access to e-mail and collaboration tools, corporate intranets, the Internet, Web-enabled applications and legacy and client/server applications from a wide range of wireless devices such as handheld computers, laptops, PDAs and emerging integrated phone devices. As well, it offers the Mobility Platform which offers users worry-free, remote access to behind-the-firewall business applications on Palm Powered or Pocket PC devices.

In January 2004, the Company entered into a Stock Purchase Agreement to acquire substantially all of the outstanding shares of Telispark Inc. ("Telispark"), a provider of enterprise mobility applications (EMA) software solutions. Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 commom shares for the purchase of 100% of all of the issued and outstanding common shares of Telispark in two tranches. Infowave has completed the initial purchase of approximately 76% of Telispark shares pursuant to a Stock Purchase Agreement. As such in the three months ended March 31, 2004, the Company has included 76% of the earnings of Telispark beginning January 8, 2004 with the remaining 24% being recorded as non-controlling interest. As well, intangible assets and goodwill are recorded at 76% of the total value, to reflect that only initial purchase was completed by March 31, 2004.

The results of Telispark's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

Infowave acquired the remaining Telispark common shares on April 2, 2004, following approval by shareholders of Infowave on March 30, 2004. Infowave has also assumed Telispark employee stock options which will be exerciseable into approximately 1.9 million common shares of the Company. The second tranche was completed with an issue of an additional 11,122,136 common shares on April 2, 2004, at which time, Telispark become a fully owned subsidiary of Infowave.

On January 7, 2004, the Company completed a US$3.0 million convertible line of credit facility with Gerald Trooien, an existing shareholder and a director of Infowave.

The Company also appointed three new persons to its board of directors. Gerald Trooien, a significant shareholder, has replaced his former nominee, Bill Weiss. In addition, Christine Rogers, former Senior Vice President of Operations at MDSI and Senior Vice President of Global Services at Pivotal Corporation, and Geoffrey S. Belsher (has subsequently stepped down from the board of directors), partner of Blake, Cassels & Graydon LLP, have also joined the board. Stephen Wu has stepped down from the board of directors.

In March 2004, the Company completed US$4.7 million (Cdn$6.1 million) of a brokered private placement of units. The Company also announced an additional financing of US$1.0 million (Cdn$1.3 million) with a significant shareholder, Gerald Trooien, which was approved by the Company's shareholders at its special general meeting on March 30, 2004. The Company's convertible line of credit facility with Mr. Trooien was cancelled at this time.

During the first quarter ended March 31, 2004, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff at its Canadian, USA and UK operations, and related legal and lease termination costs as mentioned in Note 12 of the quarter ended March 31, 2004 financial statements.

The Company also announced the appointment of two veteran software industry leaders to its Board of Directors, Leonard Brody and Tarrnie Williams

Infowave has expanded its product offering while renewing its focus on the enterprise market through its acquisition of Telispark on January 7, 2004. While Infowave has increased its value proposition with enterprise mobility application solutions targeted at specific vertical market segments, the sales cycles may be long and Infowave remains exposed to macroeconomic environment trends regarding capital expenditure spending by enterprise businesses. The Company is currently integrating its operations with Telispark as a result of its acquisition. While this integration has been successful to date, the Company is focused on mitigating potential risks and challenges associated with the integration of two entities. Retention of key employees, servicing of customers and control of costs related to integration are the primary focus of the Company in order to manage the combination of the two companies for future business success.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2003 Annual Report on Form 10-K as filed with the SEC. During the quarter ended March 31, 2004, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies except for the adoption of the amended recommendation of the Canadian Institute of Chartered Accountants ("CICA") for accounting for employee stock-based compensation effective January 2004 (which is discussed in Note 4 to the financial statements). In accordance with the transition provision in the amended standard, the Company has accounted retroactively for all employee stock options granted, settled, or modified since January 1, 2002 using the fair value method. The amended standard has been applied retroactively, with restatement of prior periods.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.






QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:


                                                              Quarter ended
                                      ----------------------------------------------------------
                                       March 31,     December 31,    September 30,     June 30,
                                         2004            2003            2003            2003
                                      ----------     ------------    -------------    ----------
Revenue                               $1,273,682      $  326,172      $  381,395      $  505,397
Costs of sales                           567,519          39,475          41,535          61,855
                                      ----------      ----------      ----------      ----------
Gross margin                             706,163         286,697         339,860         443,542
                                      ----------      ----------      ----------      ----------
Operating expense
   Research and development            1,060,791         307,635         653,150         489,137
   Sales and marketing                   971,053         663,848         658,651         399,129
   Administration                        984,902         718,556         457,469         391,204
   Restructuring                         225,746              --              --              --
   Impairment                                 --         614,578              --              --
   Depreciation and amortization         657,532         366,651         310,813          99,972
                                      ----------      ----------      ----------      ----------
Total operating expenses               3,900,024       2,671,268       2,080,083       1,379,443
                                      ----------      ----------      ----------      ----------

Net operating loss                    $3,193,861      $2,384,571      $1,740,223      $  935,901
                                      ----------      ----------      ----------      ----------
Compensation Expense                      69,046          40,094          80,380          59,863
                                      ----------      ----------      ----------      ----------


Stock-based compensation expense under the method adopted January 1, 2004 has been included in the above-noted figures and is allocated as follows:

   Research and development              23,698           7,298          29,674          22,885
   Sales and marketing                   12,433          15,749          29,923          18,674
   Administration                        32,915          17,047          20,782          18,303

                                                                Quarter ended
                                          ----------------------------------------------------------
                                          March 31,      December 31,    September 30,     June 30,
                                            2003            2002              2002           2002
                                          ----------     -----------     -------------    ----------
Revenue                                   $  411,856      $  301,388      $  676,415      $  517,977
Costs of sales                                56,839          38,544         221,369         111,574
                                          ----------      ----------      ----------      ----------
Gross margin                                 355,017         262,844         455,046         406,403
                                          ----------      ----------      ----------      ----------
Operating expense
   Research and development                  507,011         367,650         438,346         816,202
   Sales and marketing                       368,791         466,979         608,307       1,180,508
   Administration                            328,952         331,160         393,191         593,156
   Restructuring                                  --              --              --       1,415,380
   Impairment                                     --              --              --              --
   Depreciation and amortization             108,310         165,609         273,998         461,664
                                          ----------      ----------      ----------      ----------
Total operating expenses                   1,313,064       1,331,398       1,713,842       4,466,911
                                          ----------      ----------      ----------      ----------
Net operating loss                        $  958,047      $1,068,554      $1,258,796      $4,060,508
                                          ----------      ----------      ----------      ----------
Compensation Expense                          40,890          33,655          24,715           2,254
                                          ----------      ----------      ----------      ----------


Stock-based compensation expense under the method adopted January 1, 2004 has been included in the above-noted figures and is allocated as follows:

   Research and development                   17,208          10,614           7,524             710
   Sales and marketing                        12,517          13,481          10,442           1,027
   Administration                             11,165           9,560           6,749             516

REVENUES

Revenues are derived from the sale of licenses, implementation and customization professional services and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from consulting services sold to end-users and also include software subscription services provided to customers.

Revenues for the three months ended March 31, 2004 were $1,273,682 representing an increase of 290% from $326,172 in the three months ended December 31, 2003 and an increase of 209% from $411,856 in the three months ended Match 31, 2003.

The increase in revenue for the three months ended March 31, 2004 is primarily attributable to the Company's acquisition of Telispark on January 7, 2004 which accounted for approximately 80% of the total revenue for the three month period ended March 31, 2004. Infowave experienced lower revenue attributable its non-Telispark product lines due to low sales of its Symmetry product line via its network operator distribution partners and low volume of new sales of its Wireless Business Engine enterprise products.

Revenue mix for the three months ended March 31, 2004 was attributable to 58% from software license fees, 22% from maintenance and support fees, and 20% from technical service fees. This compares to 13% and 25% from software license fees, 29% and 23% from maintenance and support fees, and 58% and 52% from technical service fees for the three month periods ended December 31, 2003 and March 31, 2003, respectively. The Company reported a significantly higher percentage of revenue attributable to the provision of implementation and consulting professional services to its customers during the three months ended March 31, 2004. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the three month period ended March 31, 2004. The increase in license revenue was due to a higher volume of sales as compared to the previous quarters.


The Company experienced significant concentration of its revenue attributable to its three most significant customers during the three month period ended March 31, 2004. The Company expects to experience concentration of its revenue amongst its most significant customers during any given three month period to be comparable to that experienced in the three month period ended March 31, 2004 in the immediate future. The three largest customers accounted for the following percentage of total revenue of the Company for the three months ended:

        Three largest customers            March 31, 2004      December 31, 2003     March 31, 2003
----------------------------------------   --------------      -----------------     --------------
Revenues                                       $823,377               $128,155           $182,959
Percentage of total revenues                         65%                    39%                44%

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

                              March 31,                  December 31,                  March 31,
Geographical Location           2004        %                2003         %               2003        %
---------------------        ----------    ---           ------------    ---           ---------     ---
United States                 1,084,842     85%             $209,466      64%           $217,304     53%
Canada                           74,316      6%                  841       1%             77,111     19%
Europe                           96,608      8%               94,579      29%            108,441     26%
Asia/Other                       17,916      1%               21,286       6%              9,000      2%

Total                        $1,273,682    100%             $326,172     100%           $411,856    100%

Approximately 85% of the Company's revenue for the three months ended March 31, 2004 was from customers in the United States, 6% from customers in Canada and 9% from customers in Europe and the rest of the world. This compares to 64% from the United States, 1% from Canada and 35% from Europe and the rest of the world for the three months ended December 31, 2003. This also compares to 53% from the United States, 19% from Canada and 28% from Europe for the three months ended March 31, 2003.

COST OF REVENUES

Cost of revenues consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs.

                            March 31,                    December 31,                 March 31,
Three months ended            2004         %                 2003         %             2003         %
------------------         ----------    ------          ------------   ------        ---------    ------
Revenues                   $1,273,682     100%              $326,172     100%          $411,856     100%
Cost of Sales                 567,519      45%                39,475      12%            56,839      14%

Gross Margin                 $706,163      55%              $286,697      88%          $355,017      86%

Gross margins for the first quarter of 2004 were 55%, compared to 88% in the previous quarter ended December 31, 2003 and 86% in the quarter ended March 31, 2003. The decrease in gross margins in the quarter as compared to the quarter ended March 31, 2003 is attributable to the increased cost of professional service delivery resulting from increased service revenue. The Company expects to experience comparable gross margins going forward to that experienced during the three month period ended March 31, 2004 which is due to its increased percentage of total revenue attributable to professional service delivery.

Due to the Company's acquisition of Telispark in January 2004, the Company reported a significantly higher percentage of revenue attributable to the provision of implementation and consulting professional services to its customers during the three months ended March 31, 2004. As a result, the Company incurred costs related to the delivery of these services to its customers which have been included in cost of sales for this period. The remaining balance of cost of sales is attributable to costs related to license sales including documentation, shipping and royalties to third party technology providers and variable sales commission.

Prior to the acquisition of Telispark, the company's gross margins fluctuated depending on the product revenue mix and on the sales of third party products for the three months ended December 31, 2003 and March 31, 2003.





OPERATING EXPENSES

                                       March 31,              December 31,               March 31,
Three months ended                       2004                    2003                     2003
------------------                    ----------              ------------              ----------
Total operating expenses              $3,900,024                $2,671,268              $1,313,064
As a percentage of total
revenues                                    306%                       819%                     319%

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and depreciation charges) for the first quarter ended March 31, 2004 were $3,900,024 which increased 46% from $2,671,268 (net of TPC investment contribution of $452,692) in the previous quarter and increased 197% from $1,313,064 in the first quarter of 2003. This increase over the three-month period ended March 31, 2003 is primarily attributable to the addition of Telispark's operating costs attributable to Infowave's acquisition performed on January 7, 2004. As well, as a result of Infowave's reduction in workforce, at its existing Canadian and UK based operations, and terminating a lease at its office in UK, severance, lease termination, and related legal costs totaling $225,746 were incurred during the quarter ending March 31, 2004 and classified as restructuring costs.


Operating expenses (excluding amortization, stock based compensation and restructuring charges) were $2,660,476 for the three months ended March 31, 2004, representing a 61% increase from $1,649,945 in the three months ended December 31, 2003 and a 129% increase from $1,163,864 in the three months ended March 31, 2003. This increase over the three-month period ended March 31, 2003 is primarily attributable to the addition of Telispark's operating costs attributable to Infowave's acquisition performed on January 7, 2004.


As at March 31, 2004, the Company's headcount was 59, compared to 55 as at December 31, 2003 and 39 as at March 31, 2003.

Research and Development

Three months ended                 March 31, 2004       December 31, 2003         March 31, 2003
------------------                 --------------       -----------------         --------------
Research and development             $1,060,791              $307,635                  $507,011
As a percentage of total
revenues                                     83%                  94%                      123%


Research and development expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development ("R&D") expenses for the first quarter of 2004 totaled $1,060,791 representing an increase of 244% from the prior quarter total of $307,635 (gross expenses of $753,029 less TPC investment contribution of US$452,692 recorded in the fourth quarter of 2003 which has not been received by the Company to date) and 109% increase from $507,011 in the first quarter of 2003. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 50% of the Company's total headcount remains in R&D. This increase over the three-month period ended March 31, 2003 is primarily attributable to the increase in headcount due to the acquisition of Telispark.

The Company received notice on April 10, 2004 from Technology Partnerships Canada ("TPC") that it was being audited regarding its application process. Although the Company does not believe that it is in violation regarding its application for TPC investment contribution, the Company has not made an accrual related for TPC related to qualified R&D expenses incurred during the three months ended March 31, 2004 pending completion of TPC's audit. The TPC claims of $798,038 recorded during the three months ended December 31, 2003, net of amortization of $1.5 million (Cdn$2.0 million) warrants to be issued by the Company to TPC in late 2005 continued to be recorded as a receivable in the financial statements pending the outcome of the TPC audit. The Company has not recorded any amounts or claims otherwise eligible starting January 1, 2004 pending the outcome of the TPC audit. Subsequent to December 31, 2003, the agreement with a third party consultant was cancelled and the Company was released from any financial obligations relating to its agreement with this consultant. As a result, the expenses of $113,713 previously accrued for were reversed and credited against Research and Development during the three months ended March 31, 2004.

The Company focused R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and Marketing

Three months ended                         March 31, 2004      December 31, 2003      March 31, 2003
------------------                         --------------      -----------------      --------------
Sales and marketing                              $971,053               $663,848            $368,791
As a percentage of total revenues                     76%                   204%                 90%

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended March 31, 2004 were $971,053 compared to $663,848 in the three months ended December 31, 2003 and $368,791 in the three months ended March 31, 2003. The increase of 46% from the previous period and 163% over the three-month period ended March 31, 2003 is attributable to an increase in headcount due to the acquisition of Telispark.

Administration

                                             March 31,               December 31,            March 31,
Three months ended                             2004                      2003                  2003
------------------                           ---------               ------------            ---------
Administration                                $984,902                 $718,556              $328,952
As a percentage of total
revenues                                           77%                     220%                   80%

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $984,902 increased by 37% from expenses of $718,556 in the prior quarter and increased by 200% from expenses of $328,952 in the comparable period in 2003. The increase over the prior quarter was due to and increase in headcount and professional fees due to the acquisition of Telispark.

During the three month period ended March 31, 2004 the Company entered into a two year lease agreement for new facilities at reduced costs for its Virginia based operations obtained through its acquisition of Telispark Inc. In accordance with the terms of the acquisition of Telispark, the Company exited the lease related to the previous Virginia facilities in April 2004.

DEPRECIATION AND AMORTIZATION

Amortization expense totaled $657,532 in the three months ended March 31, 2004 which is 79% higher than amortization expense of $366,651 in the three months ended December 31, 2003 and 507% higher than $108,310 in the same period last year of 2003. This increase over the three months ended March 31, 2003 is attributable to the amortization of intangible assets with definite lives that were acquired by Infowave as part of the HiddenMind transaction in July 2003 and Telispark transaction in January 2004.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

Restructuring expense totaled $225,746 in the quarter ended March 31, 2004. There was no restructuring in the three months ended December 31, 2003 and March 31, 2003, respectively. During the three months ended December 31, 2003, the Company recorded asset impairment charges of $614,578, which is primarily related to the writedown of intangible assets acquired from HiddenMind of $583,680 to fair value. The Company does not expect at this time to incur any future asset write down or asset impairment charges.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended March 31, 2004 was $20,204 compared to $21,373 and $14,787 for the three months ended December 31, 2003 and March 31, 2003, respectively. The reduction in income is attributable to a decline in cash and short-term investment balances for the majority of the three months ended March 31, 2004 as well as to a decrease in interest rates offered on short-term investments.

Foreign exchange loss was $19,763 for the three months ended March 31, 2004, compared to a loss of $53,449 in the three months ended December 31, 2003 and a loss of $53,090 in the same period last year. The changes are due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The Canadian dollar strengthened approximately 6% against the US dollar during the three months ended

March 31, 2004 that impacted the Company's results as significant portions of the Company's monetary balances are in US denomination.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash, cash equivalents and short-term investments at March 31, 2004 totaled $8,111,283. Included in this total amount is security of $150,000 held in short term investments to support a lease obligation.

The Company had total working capital of $7,774,388 at March 31, 2004, compared to $4,984,908 at December 31, 2003 and $2,088,698 at March 31, 2003.

At March 31, 2004, the Company held accounts receivable of $1,662,019 net of allowances for doubtful accounts of $70,094. As well, the Company held TPC receivable of $798,038.

Capital assets decreased from $526,330 at December 31, 2003 to $519,698 at March 31, 2004.

As at March 31, 2004, the Company's primary sources of liquidity consisted of cash, a convertible loan agreement and proceeds from financing. The convertible loan agreement, signed on March 8, 2002 with Hewlett Packard ("HP"), provides the Company with access to funds under a convertible revolving loan of up to $2,000,000. The principal amount outstanding under the loan may be converted into Common Shares at a price of $1.00 per share, at any time up to March 8, 2005, subject to adjustment in certain circumstances. The Company could draw down amounts under the loan up to a maximum of the lesser of $2.0 million or the adjusted net working capital (as defined in the loan agreement) of the Company. Any principal amount outstanding bears interest at prime plus 3.25%. Certain assets of the Company, excluding its intellectual property, secure the loan. At March 31, 2004, no amounts were outstanding on the operating line or the convertible loan.

The Company has sufficient capital as March 31, 2004 based on its current business plan for the remainder of the fiscal year ended December 31, 2004. In the event that revenues are lower and/or expenses are higher than the Company's plan, the Company may be required to obtain additional capital to support continued execution of its business plan past the fiscal year ended December 31, 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of March 31, 2004, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a self-sustaining subsidiary of the Company and thus US$ is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.




PART II                       OTHER INFORMATION

LEGAL PROCEEDINGS


     On September 2003, the Company was made aware that Visto Corporation, a private company based in California, filed complaints alleging patent infringement against Infowave and against Seven Networks, Inc. in the U.S. District Court for the Eastern District of Texas. It claims that Infowave is violating a patent relating to the system and method for synchronizing email. In November 2003, the Company filed a full answer and counterclaim to the claim. The counterclaim against Visto calls for, among other things, a declaratory judgment of non-infringement and invalidity of a Visto patent. The Company intends to continue to vigorously defend this matter and believes that the claim is without merit.


CHANGES IN SECURITIES AND USE OF PROCEEDS

     a) On January 8, 2004 the Company arranged a $3.0 million line of credit facility with Gerald Trooien, a shareholder, as a condition to the acquisition of Telispark. The credit facility has been arranged to give Infowave access to additional working capital to carry out its current objectives. Any amounts borrowed under the credit facility will be repayable on December 31, 2005, together with interest accrued at a Canadian Chartered bank's prime rate plus eight per cent. If Infowave arranges alternative equity or debt financing within 150 days, the amount available under the credit facility will be reduced by the amount of the additional financing.

          As consideration for providing the credit facility, Infowave has issued Mr. Trooien such warrants entitling him to acquire 7.5 million common shares having a fair value of $1,108,528 (Cdn$1,451,839). Each warrant issuable under this arrangement entitles Mr. Trooien to purchase one Infowave common share at a price of $0.16 (Cdn$0.21) for a period of three years. The credit facility and the issuance of warrants were subject to shareholders' approval. Such approval was obtained on March 30, 2004.

          As of March 31, 2004 this credit facility was cancelled with the fair value of the warrants being expensed.

     b) On March 11, 2004, the Company completed the issuance of a brokered private placement of 27,931,818 units for gross proceeds of $4.7 million (Cdn$6.1 million). Agents' commission and financing fees totaling $0.4 million (Cdn$0.5 million) and an additional 300,000 units were paid in connection with this private placement.

          In March 2004, the Company entered into an agreement with Gerald Trooien to issue approximately 6 million common shares for $1.0 million (CDN $1.3 million) in a private placement financing. This private placement was subject to shareholder approval. Such approval was obtained on March 30, 2004, and the financing closed on March 31, 2004. The shares issued are subject to a four month hold period.

     c) On January 87, 2004, the Company entered into a Stock Purchase Agreement under which it has acquired control of, and will ultimately acquire all of the outstanding shares of, Telispark Inc. ("Telispark"), a provider of enterprise mobility applications (EMA) software solutions based in Arlington, Virginia, USA.

          Under the terms of the acquisition agreement, Infowave agreed to issue 46,164,398 common shares for the purchase of 100% of all of the issued and outstanding common shares of Telispark in two tranches. Infowave has completed the initial purchase of approximately 76% of Telispark shares pursuant to a Stock Purchase Agreement. As such, the Company will include 76% of the earnings of Telispark beginning January 8, 2004 with the remaining 24% being recorded as non-controlling interest. As well, intangible assets and goodwill are recorded at 76% of the total value, to reflect that only initial purchase was completed by March 31, 2004.

          The results of Telispark's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

          Infowave acquired the remaining Telispark common shares on April 2, 2004, following approval by shareholders of Infowave on March 30, 2004. Infowave has also assumed Telispark employee stock options which will be exerciseable into approximately 1.9 million common shares of the Company. The second tranche was completed with an issue of an additional 11,122,136 common shares on April 2, 2004, at which time, Telispark become a fully owned subsidiary of Infowave.


          The transaction has been accounted for as a business combination by the purchase method, with Infowave identified as the acquirer. The Company has not yet completed the evaluation and the allocation of the purchase price for the acquisition. The fair value of the consideration issued has been initially assigned as follows, as determined through an independent valuation and management's estimates as of January 7, 2004.

COMMITMENTS

The following table quantifies the Company's future contractual obligations as of December 31, 2003:

The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008), the former office space in Bothell, Washington (lease due to expire March 30, 2005) and the office space in Reston, Virginia (lease due to expire March 31, 2006) which was entered into on March 23, 2004. The following table quantifies the Company's future contractual obligations on an annual basis, as of March 31, 2004:

2004                                                                                                $  598,760
2005                                                                                                   378,351
2006                                                                                                   256,472
2007                                                                                                   226,178
2008                                                                                                   113,089
                                                                                                    ----------
                                                                                                    $1,572,850
                                                                                                    ==========

For 2004, this includes commitments for both the three month period ending March 31, 2004 as well as the remainder of the fiscal year ending December 31, 2004.